Mick Beekhuizen	Campbell Soup Company
Executive Vice President and Chief Financial Officer	One Campbell Place
Camden, NJ 08103

Via EDGAR

January 19, 2021

John Cash and Kevin Stertzel

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Campbell Soup Company

Form 10-K for the Fiscal Year Ended August 2, 2020

Filed September 24, 2020

File No. 1-03822

Dear Messrs. Cash and Stertzel:

This letter is submitted on behalf of Campbell Soup Company (“Campbell,” the “Company,” “we,” or “our”) in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated January 5, 2021, regarding the Form 10-K for the fiscal year ended August 2, 2020 filed by the Company on September 24, 2020 (the “Form 10-K”). We have carefully reviewed the Staff’s comment and set forth our response below. For ease of reference, the Staff’s comment is reproduced in italics, followed by the Company’s response directly below. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Form 10-K.

Annual Report on Form 10-K for the Fiscal Year Ended August 2, 2020 filed September 24, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Significant Accounting Estimates

Goodwill and intangible assets, page 36

1.

We note your disclosure which states that all of your reporting units had an excess fair value “well over” the carrying value. We note elsewhere in your document that the acquisition of Snyder’s-Lance resulted in a significant majority of your goodwill and trademark intangible balances. Also in your document, we note that in both 2018 and 2019, the acquisition of Snyder’s-Lance has contributed losses to your earnings from continuing operations. As such, please address the following:

•	Revise your disclosure to state if true, that all your reporting unit fair values “significantly exceeded” their carrying value.

Messrs. Cash and Stertzel

U.S. Securities and Exchange Commission

January 19, 2021

•	To the extent any reporting unit fair value does not significantly exceed fair value, identify the reporting unit and disclose the percentage of excess fair value over carrying value.

•

Provide expanded disclosure of your methods used to determine fair value of your reporting units as well as critical assumptions, including discount rates, terminal value growth rates and any other key assumptions.

Response:

We respectfully acknowledge the Staff’s comment and wish to advise the Staff that Snyder’s-Lance is part of the Campbell’s Snacks business. Our Snacks business constitutes a reportable segment, operating segment and reporting unit for the Company, and includes both the recently acquired Snyder’s-Lance business and longstanding businesses within the Campbell’s portfolio (e.g. Pepperidge Farm). While the Snyder’s-Lance business on a stand-alone basis has contributed losses to the Company’s earnings from continuing operations for 2018 and 2019 (primarily due to transaction and integration costs, interest on the debt to finance the acquisition, as well as expenses associated with restructuring actions and cost savings initiatives), the fair value of the Snacks reporting unit to which it belongs significantly exceeds the carrying value of the Snacks reporting unit.

We confirm that based on our fiscal 2020 annual impairment assessments, each of our reporting units had a fair value that significantly exceeded the carrying value by at least 70%. In future filings, we will specifically state in our disclosure that “the fair value significantly exceeded the carrying value” for each of our reporting units when appropriate. If at any time we determine that any of our reporting units is at risk of goodwill impairment, in accordance with section 9510.3 of the Staff’s Financial Reporting Manual, we will consider providing additional disclosures for such reporting unit, including the percentage of excess fair value over carrying value, the amount of goodwill allocated to the reporting unit, and sensitivities to significant key assumptions.

We also note that in Management’s Discussion and Analysis of Financial Condition and Results of Operations Significant Accounting Estimates and in Note 1. Summary of Significant Accounting Policies in the Form 10-K, we disclose that the method used to determine the fair value of our reporting units is based on discounted cash flow analysis and the discounted estimates of future cash flows include significant management assumptions such as revenue growth rates, operating margins, weighted average costs of capital and future economic and market conditions. Additional disclosure regarding the uncertainties inherent in estimating future cash flows such as changes in capital markets, business conditions, operating performance and economic conditions, which are beyond the control of management are included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations Significant Accounting Estimates and in Note 4. Goodwill and Intangible Assets.

Since all of our reporting units had fair value significantly in excess of carrying value, we do not believe that these reporting units are currently at risk of being impaired. Therefore, we respectfully submit that additional disclosure is not necessary to enhance investor understanding.

Messrs. Cash and Stertzel

U.S. Securities and Exchange Commission

January 19, 2021

We look forward to resolving any concerns the Staff might have. If you have any questions, please contact me at via e-mail at mick_beekhuizen@campbells.com or via phone at 856-342-6426 or our Vice President and Controller, Stanley Polomski, via e-mail at stan_polomski@campbells.com.

Sincerely,

CAMPBELL SOUP COMPANY

By:	/s/ Mick Beekhuizen
Mick Beekhuizen
Executive Vice President and
Chief Financial Officer